UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Evolve Transition Infrastructure LP
(Name of Issuer)

COMMON UNITS
(Title of Class of Securities)

30053M104
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30053M104Page	2 of 19 Pages
1	NAMES OF REPORTING PERSONS
SP COMMON EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,509,792

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,509,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,509,792

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 30053M104Page	3 of 19 Pages
1	NAMES OF REPORTING PERSONS
SP PREFERRED EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 30053M104Page	4 of 19 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	5 of 19 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	6 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	7 of 19 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	8 of 19 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	9 of 19 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	10 of 19 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	11 of 19 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	12 of 19 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
139,123,578 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
139,123,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,123,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes approximately 17,667,584 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104Page	13 of 19 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Evolve Transition Infrastructure LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056. This Amendment No. 15 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, Amendment No. 5, filed with the SEC on August 6, 2019, Amendment No. 6, filed with the SEC on September 4, 2020, Amendment No. 7, filed with the SEC on September 9, 2020, Amendment No. 8, filed with the SEC on October 5, 2020, Amendment No. 9, filed with the SEC on November 18, 2020, Amendment No. 10, filed with the SEC on February 1, 2021, Amendment No. 11 filed with the SEC on May 4, 2021, Amendment No. 12 filed with the SEC on August 3, 2021, Amendment No. 13 field with the SEC on November 2, 2021, and Amendment No. 14 filed with the SEC on February 2, 2022 (collectively the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 15 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub”), (ii) SP Preferred Equity Subsidiary LLC, a Delaware limited liability company (“SPPE Sub”); (iii) Stonepeak Catarina Holdings LLC, a Delaware limited liability company (“Stonepeak Catarina”); (iv) Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company; (v) Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company; (vi) Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership; (vii) Stonepeak Associates LLC, a Delaware limited liability company; (viii) Stonepeak GP Holdings LP, a Delaware limited partnership; (ix) Stonepeak GP Investors LLC, a Delaware limited liability company; (x) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; and (xi) Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America (each of (iii) through (xi), collectively, the “Catarina Reporting Persons”).

This Schedule 13D relates to Common Units held directly by each of SPCE Sub, SPPE Sub and Stonepeak Catarina, as well as Class C Preferred Units and a Warrant to acquire Common Units held directly by Stonepeak Catarina.

Stonepeak Catarina is the sole member of each of SPCE Sub and SPPE Sub, which are entities formed to hold Common Units. Stonepeak Texas Midstream Holdco LLC is the managing member of Stonepeak Catarina Holdings LLC. Stonepeak Catarina Upper Holdings LLC is the majority owner member of Stonepeak Texas Midstream Holdco LLC. Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC. Stonepeak Associates LLC is the managing member of Stonepeak Texas Midstream Holdco LLC and the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP. Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC. Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP. Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors LLC. Mr. Vichie no longer has any control as a managing member of Stonepeak GP Investors Manager LLC. Mr. Dorrell serves as the sole controlling managing member of Stonepeak GP Investors Manager LLC.

The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit S.

CUSIP NO. 30053M104Page	14 of 19 Pages
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Pursuant to Stonepeak Catarina’s right under the Letter Agreement described in Amendment No. 9, on April 29, 2022, SP Holdings, a wholly-owned subsidiary of Stonepeak Catarina and the sole member of the General Partner, provided notice to the Board of its election to receive the first quarter 2022 quarterly distribution on the Class C Preferred Units in the form of Common Units (in lieu of payment-in-kind Class C Preferred Units), pursuant to which Stonepeak Catarina will acquire 24,721,910 Common Units on May 20, 2022 (the “Q122 Distribution”).

Also on April 29, 2022, Stonepeak Catarina and the Issuer entered into Amendment No. 7 to the Warrant to exclude from the Warrant the 3,708,287 Common Units included in the increase to the Issuer’s Long-Term Incentive Plan, effective March 6, 2015, resulting from the issuance of the Q122 Distribution. The foregoing description of Amendment No. 7 to the Warrant does not purport to be complete and is qualified in its entirety by the full text of Amendment No. 7 to the Warrant, a copy of which is filed as Exhibit T hereto and incorporated herein by reference.

In connection with their regular review of their investment in the Issuer, and based on current market conditions and other factors, the Reporting Persons are currently evaluating strategic alternatives for their investment in the Issuer.  Towards that end, the Reporting Persons have engaged in and/or may engage in discussions and negotiations with, among others, members of the Issuer’s management, members of the Board, shareholders of the Issuer, advisors or other persons, regarding, among other things, the review and evaluation of strategic alternatives, Issuer operations, financial condition, governance and control, and other matters related to the Issuer. The Reporting Persons reserve the right to formulate other plans or make other proposals which may relate to or result in: (i) the purchase of additional securities of the Issuer or related derivatives of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the securities of the Issuer or related derivatives of the Issuer now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, business combination, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) a purchase, sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (v) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board; (vi) a material change in the present capitalization or dividend policy of the Issuer; (vii) any other material change in the Issuer’s business or corporate structure; (viii) causing a class of the Issuer’s securities to be delisted from a national securities exchange or deregistered under the Act; or (ix) any action similar to any of those enumerated above.  Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal, and may be modified or withdrawn at any time.  Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended by adding the following:

(a) As of the date hereof, each of the Catarina Reporting Persons may be deemed the beneficial owner of 139,123,578 Common Units, which amount represents approximately 72.7% of the outstanding Common Units. This amount includes: (i) 107,946,202 Common Units held directly by Stonepeak Catarina; (ii) approximately 17,667,584 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; (iii) 4,509,792 Common Units held directly by SPCE Sub; and (iv) 9,000,000 Common Units held directly by SPPE Sub.  As of the date hereof, SPCE Sub may be deemed the beneficial owner of 4,509,792 Common Units, which amount represents approximately 2.6% of the outstanding Common Units, and SPPE Sub may be deemed the beneficial owner of 9,000,000 Common Units, which amount represents approximately 5.2% of the outstanding Common Units.

CUSIP NO. 30053M104Page	15 of 19 Pages
The foregoing beneficial ownership percentages are based on the sum of (i) 173,672,912 Common Units outstanding as provided by the Issuer, plus, (ii) for purposes of calculating the Catarina Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the approximately 17,667,584 Common Units currently issuable upon exercise of the Warrant, for approximately 191,340,496 Common Units outstanding.

(b) The Catarina Reporting Persons have shared voting power and shared dispositive power with regard to the 107,946,202 Common Units held directly by Stonepeak Catarina and the approximately 17,667,584 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina. The Catarina Reporting Persons have shared voting power and shared dispositive power with SPCE Sub with regard to the 4,509,792 Common Units held directly by SPCE Sub and have shared voting power and shared dispositive power with SPPE Sub with regard to the 9,000,000 Common Units held directly by SPPE Sub.

(c) The response to Item 4 of this Amendment No. 15 is incorporated by reference herein. Except as set forth in the Amendment No. 15, there were no transactions in Common Units by the Reporting Persons effected during the past 60 days.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit S:	Joint Filing Agreement

Exhibit T:
Amendment No. 7 to Warrant Exercisable for Junior Securities, dated April 29, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K, filed with the SEC on April 29, 2022).

CUSIP NO. 30053M104Page	16 of 19 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SP PREFERRED EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

SP COMMON EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA HOLDINGS LLC
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

CUSIP NO. 30053M104Page	17 of 19 Pages
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK ASSOCIATES LLC
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP HOLDINGS LP
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS LLC
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS MANAGER LLC
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

/s/ Michael Dorrell
Michael Dorrell

May 3, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001)

CUSIP NO. 30053M104Page	18 of 19 Pages
EXHIBIT S

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Units of Evolve Transition Infrastructure LP, dated as of May 3, 2022, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: May 3, 2022

SP PREFERRED EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

SP COMMON EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA HOLDINGS LLC
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

CUSIP NO. 30053M104Page	19 of 19 Pages
STONEPEAK CATARINA UPPER HOLDINGS LLC
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK ASSOCIATES LLC
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP HOLDINGS LP
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS LLC
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS MANAGER LLC
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

/s/ Michael Dorrell
Michael Dorrell